SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Authorized Capital Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) no. 02.558.118/0001 -65
Corporate Registry ID (NIRE) no. 31.300.025.357

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING
HELD ON MAY 8, 2008.

1. DATE, TIME AND PLACE OF THE MEETING: May 8, 2008, at 4:30 p.m., the Board of Directors of Telemig Celular Participações S.A met, exceptionally, at Av. Rio Branco, 1, 9º andar, bloco B, Capital of the State of Rio de Janeiro.

2. CALL AND ATTENDANCE: Called pursuant to article 26, sole paragraph of the Company’s Bylaws and instated with the attendance of the Board members who subscribe these minutes, with quorum pursuant to the Bylaws.

3. PRESIDING BOARD: Félix Pablo Ivorra Cano – Chairman of the Presiding Board and Breno Rodrigo Pacheco de Oliveira - Secretary.

4. RESOLUTIONS: The Board members, except Mr. Marcelo Santos Barbosa, who abstained from voting, resolved:

4.1. To rectify and ratify item 4.1, “ii”, of the minutes of the Extraordinary Board of Directors Meeting, held on April 3, 2008, at 4:30 p.m., in order to be in the minutes that Mr. Ernesto Daniel Gardelliano was appointed for the position of Chief Financial Officer and to exercise the functions of Investor Relations Officer, in compliance with Article 5 of CVM Instruction no. 309 as of 6/10/1999, taking over effectively such positions and functions as soon as the concomitance authorization is granted by the Ministry of Labor and Employment for the exercise of the activities to which he was appointed. Thus, the Board members elected to take over, temporarily, such position and functions, the Chief Executive Officer, Mr. Roberto Oliveira de Lima, who will take over the position of Chief Executive Officer jointly with the position of Chief Financial Officer and will exercise the functions of Investor Relations Officer, until the investiture of Mr. Ernesto Daniel Gardelliano.

4.2. In view of the resolution taken, the composition of the current Board of Executive Officers of the Company is as follows: (i) Roberto Oliveira de Lima - Chief Executive Officer and Chief Financial Officer, also exercising the functions of Investor Relations Officer; and (ii) Marcus Roger Meirelles Martins da Costa – Human Resources Officer.

4.3. All other resolutions taken at the Extraordinary Board of Directors Meeting held on April 3, 2008, at 4:30 p.m. are ratified.

The Chief Executive Officer elected herein also for the position of Chief Financial Officer and to exercise the functions of Investor Relations Officer declares, under the penalties of the law, not to be prevented from exercising the Company’s management and neither convicted, or under conviction effects, to a penalty that prohibits, even temporarily, the access to public positions; or by crime of bankruptcy, malfeasance, bribery or subornation, graft, embezzlement; or against the welfare, against the national financial system, against the competition defense rules, against consumption relations, at public faith or property, being now invested in the position and functions to which he was elected.

5. CLOSURE: There being no further business to discuss, the meeting was adjourned, drawing up these minutes which, after being read and approved, were signed by the Board members and by the Secretary, being included in the company’s records.

Signatures: Luis Miguel Gilpérez López - Board Member - by Félix Pablo Ivorra Cano; Ignacio Aller Mallo - - Board Member - by Félix Pablo Ivorra Cano; Félix Pablo Ivorra Cano - Board Member; João Pedro Amadeu Baptista - Board Member - by Rui Manuel de Medeiros D’Espiney Patrício; Rui Manuel de Medeiros D’Espiney Patrício - Board Member; Shakhaf Wine - Board Member - by Rui Manuel de Medeiros D’Espiney Patrício; Luiz Kaufmann - Board Member - by Antonio Gonçalves de Oliveira; Marcelo Santos Barbosa - Board Member; José Guimarães Monforte - Board Member - by Antonio Gonçalves de Oliveira; Antonio Gonçalves de Oliveira - Board Member; and Breno Rodrigo Pacheco de Oliveira – Secretary.

I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

Breno Rodrigo Pacheco de Oliveira
Secretary – Brazilian Bar Association (OAB/RS) no. 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 09, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto de Oliveira Lima

Name:	Roberto de Oliveira Lima
Title:	Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.